August 20, 2019	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com

VIA EDGAR correspondence Ryan Sutcliff, Esq. United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Re:	GraniteShares ETF Trust (the “Registrant”)
Post-Effective Amendment No. 10 (File Nos. 333-214796, 811-23214)

Dear Mr. Sutcliff:

We are writing in response to comments provided telephonically on August 8, 2019, with respect to your review of Post-Effective Amendment No. 10 (“PEA No. 10”) to the Registrant’s registration statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on July 11, 2019. PEA No. 10 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of registering shares of the GraniteShares XOUT U.S. Large Cap ETF (the “Fund”). The Fund is a new series of the Registrant, which is an open-end management investment company that is registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).

We have reproduced your comments relating to the Fund below, followed by the Registrant’s responses. Capitalized terms used but not otherwise defined herein have the meanings attributed to such terms in PEA No. 10.

PROSPECTUS

Principal Investment Strategies (page 2)

1. Comment: The first sentence in the first paragraph under the caption “Principal Investment Strategies” refers to securities lending. If the Fund intends to lend securities, make an affirmative statement to that effect and include a securities lending risk factor.

Response: The Fund intends to lend securities. The prospectus already affirmatively states this on page 2. The Registrant has included the following securities lending risk factor in the lists of risk factors:

Ryan Sutcliff, Esq.
August 20, 2019

Securities Lending Risk

Securities lending involves a risk of loss because the borrower may fail to return the securities in a timely manner or at all. If the Fund is not able to recover the securities loaned, it may sell the collateral and purchase a replacement security in the market. Lending securities entails a risk of loss to the Fund if and to the extent that the market value of the loaned securities increases and the collateral is not increased accordingly. Additionally, the Fund will bear any loss on the investment of cash collateral it receives. These events could also trigger adverse tax consequences for the Fund. As securities on loan may not be voted by the Fund, there is also a risk that the Fund may not be able to recall the securities in sufficient time to vote on material proxy matters.

Principal Investment Strategies – The Index (pages 2, 6 and 7)

2. Comment: The prospectus indicates that XOUT Capital, LLC is the Index Provider to the Fund. The Index Methodology you provided indicates that the Index is calculated and published by Solactive AG. However, “Solactive AG” does not appear in the prospectus. Please consider whether Solactive and its role should be described in the prospectus.

Response: This section has been revised to disclose that the Index is calculated and published by Solactive AG. Disclosure has also been added regarding EQM Indexes LLC, which is the Index Administrator.

3. Comment: If XOUT Capital (the Index Provider) has little or no experience as an index provider, please include an “Index Provider” risk factor. If you determine that XOUT Capital has more than “little or no” experience as an index provider, please explain the basis for your determination.

Response: The Registrant does not believe the prospectus needs to include a risk factor regarding the Index Provider because maintenance of the Index (e.g., obtaining underlying prices, dealing with corporate actions, market disruption events) will be outsourced to Solactive and the Index will be administered (e.g., running the selection screens) by EQM. In other words, the Index has already been constituted and there is no ongoing risk to Fund shareholders around the maintenance and administration of the Index.

4. Comment: This section of the prospectus list seven “quantitative” factors that are used to determine a company’s “XOUT score.” The seventh factor is “management performance.” Please explain supplementally how a quantitative factor is ascribed to a company’s “management performance.”

Response: Management performance of a particular company being considered for inclusion in the Index is quantified by comparing the company’s stock performance to that of the market since the current CEO was nominated by the company’s board of directors.

Ryan Sutcliff, Esq.
August 20, 2019

5. Comment: With respect to the third paragraph on page 2, please explain supplementally what methodology is used to weight the quintile scores in order to “achieve an aggregate quintile score for each company.”

Response: Out of competitive concerns the Index Provider does not believe it is in a position to disclose how each screen is weighted, because its methodology in this regard is proprietary. Moreover, the Registrant does not believe that this level of detail is material to investors because it will not materially affect their investment decision and would make the disclosure in this section harder for investors to follow.

Principal Investment Strategies – Investment Approach and Strategies (page 3)

6. Comment: Given that the Fund is a U.S. large-cap fund, please explain supplementally to the Staff the “various circumstances” under which the Fund would find it impossible or impractical to purchase all of the securities in the Index and would therefore be required to shift to a “representative sampling” strategy.

Response: The circumstances under which the Registrant may move to a representative sampling strategy include if and when a particular stock is exhibiting illiquidity in the market and it is therefore difficult to trade, the price of a stock is so high that it is difficult for a fund to purchase, or there is a market disruption event.

Principal Investment Strategies – Principal Risks of the Fund (page 3)

7. Comment: The Staff notes that each of the “principal risks of the Fund” are disclosed in alphabetical order. Instead, please order the risk factors to prioritize the risk factors in accordance with the likelihood that each risk factor is likely to impact the Fund’s net asset value, yield and total return. Please note that after identifying and prioritizing the most significant risks, the remaining risks may be alphabetized. In addition, please note that to the extent the Fund intends to concentrate its investments in a particular industry or industries, the prospectus should include a “Concentration Risk” risk factor.

Response: The Registrant believes it would be inappropriate and potentially misleading to try to “rank” any of the risk factors, including trying to split such risk factors between the “most significant” and “less significant,” for two reasons:

●		Each investor has a different risk aversion profile. This is true even for institutional investors.

	-	Risk analysis generally relies on data (probability of occurrence and potential impact), which the Registrant does not have access to. Consequently, the ranking ends up being purely subjective and not backed by data.

With respect to concentration risk, the Registrant believes that the paragraph “Industry Concentration Risk” already provides the necessary information.

Ryan Sutcliff, Esq.
August 20, 2019

8. Comment: Please disclose whether the Index is currently concentrated, and if so, disclose the specific industry or industries in which it is concentrated.

Response: The Index is not currently concentrated in any industry or group of industries.

9. Comment: With respect to the Fund’s concentration policy, Section 8(b)(1) of the 1940 Act, in relevant part, requires the prospectus to recite whether the Fund reserves freedom of action to, among other things, concentrate its investments, and if such freedom of action is reserved, the prospectus must include a statement briefly indicating, insofar as is practicable, the extent to which intends to concentrate its investments. Section 13(a)(3) of the 1940 Act provides, in relevant part, that the Fund may not, unless authorized by the vote of a majority of its outstanding voting securities, deviate from its policy in respect of concentration of investments in any particular industry or group of industries as recited in its registration statement. The First Australian Fund no-action letter (pub. avail. July 29, 1999), stands for the proposition that the circumstances under which changes to concentration and non-concentration would be made must be based on objective standards that are not in control of the registrant or any of its affiliates. How does the Fund intend to comply with Section 8(b)(1) in light of the First Australia Fund letter given that the Index Provider is affiliated with the Fund.

Response: The Registrant believes that the Fund’s concentration policy of only concentrating to the extent the Index is so concentrated complies with Section 8(b)(1) and is not inconsistent with the First Australia letter. That letter explains, in pertinent part, that:

“Section 8 (b) (1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement. To satisfy this standard, we believe that a fund must clearly describe, in as much detail as is practicable, the circumstances under which the fund may concentrate its investments. You state that the Fund’s proposed concentration policy describes, insofar as practicable, the extent to which the Fund intends to concentrate in an industry by setting clear, objective limitations on the manager’s ability to freely concentrate in an industry.” (footnotes omitted).

The fact that the First Australia letter was conditioned on the Fund’s representation that “the Index is established and maintained by an unaffiliated third party and is widely recognized” is not necessary for investor protection purposes with respect to the Fund’s concentration policy. The First Australian fund was not an index fund; the relief was sought because the fund’s manager retained a significant level of discretion to invest up to 35% of the fund’s total assets in the securities of issuers in a particular industry if and when that industry represented 20% or more of the index. In that instance, the index’s being represented by 20% or more of a particular industry triggered the ability of the fund’s manager to invest up to 35% in that industry in its sole discretion.

Ryan Sutcliff, Esq.
August 20, 2019

In the instant case, the Fund’s manager has no discretion to decide on its own to concentrate (nor, as explained below, can it influence the Index Provider to concentrate or not concentrate); it can only concentrate to the extent the Index is concentrated. We believe that many index-tracking ETFs operate in this manner, because disclosure to this effect in ETF prospectuses is extremely common. Given that the Fund is an index-tracking ETF, we are hard pressed to understand why the Fund cannot have a concentration policy that many of its competitors already have.

The Registrant believes that the Staff’s comment reflects a concern that the Adviser or the Index Provider, which is affiliated with the Adviser, could have the practical ability to change the Index methodology in order to potentially increase the concentration towards a specific sector. The Registrant believes that such case is not possible due to the way the Index is designed and operates. Although XOUT is the Index Provider and owns the Index intellectual property, it does not operate the Index. The Index is rules-based and has been designed to operate without any direct input from the Index Provider.

Moreover, while under Section 1.6 of the XOUT Methodology Guide (which has previously been provided to the Staff), it is possible for the Index methodology to be modified, importantly, any such change would need to be approved by the Index Committee, which is composed of staff from EQM Index LLC (the Index Administrator).

In summary, although both the Index Provider and the Adviser can ask for changes in the Index Methodology Guide, they cannot force and implement these changes on their own. Any change needs the approval of the Index Committee. Through this mechanism neither the Index Provider or the Adviser has the freedom to change at any point of time the index concentration that would otherwise result through the implementation of the Index rules.

Additional Information About the Fund’s Investment Objectives, Strategies and Risks – Principal Investment Strategies (page 7)

10. Comment: The paragraph on page 7 of the prospectus, directly above “Principal Risks of Investing in the Fund,” appears to have been included inadvertently, as the Fund is diversified. Please delete this paragraph.

Response: The referenced paragraph has been deleted.

Principal Risks of Investing in the Fund (page 8)

11. Comment: With respect to the “Derivatives” risk factor on page 8, the Staff did not find in its review of the prospectus a description of the Fund’s strategy of using derivatives. If the Fund is going to use derivatives, please include a corresponding description of the Fund’s investment strategy in this regard. Please also explain supplementally to the Staff if derivatives are counted for purposes of the requirement that at least 80% of the Fund’s assets be invested in components of the Index, and if so, whether they are valued using notional or market value.

Ryan Sutcliff, Esq.
August 20, 2019

Response: The Registrant has included the following description of the Fund’s investment strategy in using derivatives. Derivative instruments are counted for purposes of the 80% test noted above and on a notional value basis.

Futures, Options on Futures and Securities Options. Futures contracts, options on futures and securities options may be used by the Fund to simulate investment in its Index, to facilitate trading or to reduce transaction costs. The Fund may enter into futures contracts and options on futures that are traded on a U.S. or non-U.S. futures exchange. The Fund will not use futures, options on futures or securities options for speculative purposes.

Fund Management – Portfolio Managers (page 12)

12. Comment:

A. Please provide the full information about the Portfolio Managers required by Item 10(a)(2) of Form N-1A.

B. Please spell out “E & Y” as “Ernst and Young.”

Response: Full information about the Portfolio Managers is already included in the SAI, but the Registrant will repeat that information in the prospectus to the extent necessary to comply with Item 10(a)(2). E&Y will be spelled out as well.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Strategies (pages 2 and 8)

13. Comment: With respect to the discussion on page 2 of the SAI, please include any license or sub-license agreements as exhibits in Part C.

Response: The Registrant respectfully declines to file license agreements because such information is highly confidential and is not material to investors, in that the Fund is not paying any license fees. In this regard, we believe that the information material to investors is the fact that the appropriate licenses have been obtained.

Ryan Sutcliff, Esq.
August 20, 2019

14. Comment: The first sentence in this section on page 8 of the SAI states that ‘[t]he Fund may invest in the securities of other investment companies ….” If this statement is accurate, please include “Acquired Fund Fees and Expenses in the Fee Table in the prospectus.

Response: The Fund does not expect to invest in the securities of other investment companies and, accordingly, has not included an “Acquired Fund Fees and Expenses” line item in the Fee Table.

Management of the Trust (pages 17 to 19)

15. Comment: On page 17 of the SAI, please explain in plain English what “an automated bare metal web hosting startup” is. Please also explain supplementally to the Staff how you can have a “passively run” hedge fund.

Response:

At its basic level “bare metal web” means a cloud company that owns its own severs, instead of using servers from another cloud company. Bare metal solution guarantees users a specific physical server, instead of having to share resources with other users. Packet has also automated the way to automate the way servers turn on and off in a data center.

Due to the significant growth in Packet Host, Inc. Mr. Smyser has been unable to actively trade positions for Silver Horse Capital Partners, LLC.

The Registrant has revised Steven Smyser’s bio in the SAI with the following version: “Steven Smyser is the CFO at Packet Host, Inc., a company that offers cloud storage and computing solution. The company owns its own servers in over 30 locations. He is also the founder of Silver Horse Capital Partners, LLC, although the trading activity has been limited due to Mr. Smyser’s work at Packet Host, Inc. He previously worked as a Director at Citi trading equity derivatives until 2013. In this role, he covered a collection of the largest customers of the firm and was responsible for various proprietary stock and option trading strategies. During his 14-year tenure at Citi, Mr. Smyser also held various risk management roles in both the Fixed Income and Equities divisions. Prior to joining Citi, he worked at Freddie Mac on the mortgage-backed securities trading desk. Mr. Smyser graduated Magna Cum Laude from James Madison University with a B.B.A. in International Business and a minor in Economics and French.”

16. Comment: Please update the information in the “Audit Committee” section.

Response: The information has been updated.

17. Comment: Please update the information in the “Compensation of the Trustees” section on page 19 of the SAI.

Response: The information has been updated.

Ryan Sutcliff, Esq.
August 20, 2019

The Distributor (page 24)

18. Comment: Please explain supplementally to the Staff whether the Fund participates with any other series of the Trust in any joint distribution plan under a Rule 12b-1 plan, and if so, add the disclosure required by Item 19(g)(4) of Form N-1A.

Response: No 12b-1 fees are currently being paid under the Trust’s 12b-1 plan.

The Administrator (page 25)

19. Comment: On page 25 of the SAI, please state what the “minimum annual fee” is that is paid to the Administrator as required by Item 19(h)(1).

Response: The Registrant does not have permission from the Administrator to disclose this information because disclosure of the minimum annual fee would be highly anticompetitive since any current or future clients of the Administrator would not pay more than that. The Registrant also believes that the form requirement to “describe the compensation paid for the services” has been satisfied. Accordingly, the Registrant respectfully declines to add this information.

Brokerage Transactions (page 27)

20. Comment: On page 27 of the SAI, please disclose whether the Fund or the Adviser considers the receipt of research services in choosing brokers.

Response: Neither the Fund nor the Adviser consider receipt of research service when choosing brokers.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder

Cc:	Benoit Autier, Chief Operating Officer and Head of Product, GraniteShares Advisors LLC

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST [  ], 2019

1933 ACT FILE NO. 333-214796
1940 ACT FILE NO. 811-23214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 10	☒

and/or

REGISTRATION STATEMENT UNDER	☒
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 13

GraniteShares ETF Trust

(Exact Name of Registrant as Specified in Charter)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE: (844) 476-8747

William Rhind
GraniteShares ETF Trust
205 Hudson Street, 7th Floor
New York, New York 10013
(Name and Address of Agent for Service)

Copies to:
W. Thomas Conner, Esq.
Vedder Price P.C.
1401 I Street NW, Suite 1100
Washington, DC 20005

Approximate Date of Proposed Public Filing:

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1)

☒	75 days after filing pursuant to paragraph (a)(2)

☐	on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated August [  ], 2019

GRANITESHARES FUNDS

Prospectus

[______], 2019

GRANITESHARES FUNDS	NYSE ARCA, INC. TICKER SYMBOL
GraniteShares XOUT U.S. Large Cap ETF	XOUT

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

GraniteShares Funds are advised by GraniteShares Advisors LLC.

IMPORTANT INFORMATION

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholders reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications electronically by notifying your financial intermediary.

You may elect to receive all future reports in paper free of charge. Please contact your financial intermediary to inform them that you wish to continue receiving paper copies of the Fund’s shareholder reports and for details about whether your election to receive reports in paper will apply to all funds held with your financial intermediary.

The Index Provider is affiliated with the Adviser. The Index Provider publishes information regarding the market value of the Index.

Investment Approach and Strategies. Given the Fund’s investment objective of attempting to track the Index, the Fund does not follow traditional methods of active management, which may involve buying and selling securities based upon analysis of economic and market factors. Rather, the Adviser employs a “passive management” – or indexing – investment approach to seek to achieve the Fund’s investment objective.

The Fund generally will use a “replication” strategy to seek to achieve its investment objective, meaning it generally will invest in the Index components in approximately the same weighting that such components have within the Index at the applicable time. However, under various circumstances, it may not be possible or practicable to purchase all of the securities in the Index in the approximate Index weight. Some examples include if and when a stock becomes illiquid and is therefore difficult to trade, the price of a stock becomes extremely high or a stock is subject to a market disruption event. In these circumstances, the Fund may use a “representative sampling” strategy, meaning it may purchase a subset of the securities in the Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics as the Index.

Futures, Options on Futures and Securities Options. Futures contracts, options on futures and securities options may be used by the Fund to simulate investment in its Index, to facilitate trading or to reduce transaction costs. The Fund may enter into futures contracts and options on futures that are traded on a U.S. or non-U.S. futures exchange. The Fund will not use futures, options on futures or securities options for speculative purposes

The Adviser expects that, over time, the correlation between the Fund’s performance and that of the Index, before fees and expenses, will be 95% or better. A correlation percentage of 100% would indicate perfect correlation. If the Fund uses a replication strategy, it can be expected to have greater correlation to the Index than if it uses a representative sampling strategy.

The Fund is diversified and is therefore required to meet certain diversification requirements under the Investment Company Act of 1940, as amended.

Concentration Policy. The Fund may concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in any one industry or group of industries to the extent that the Index is so concentrated. The degree to which components of the Index represent certain sectors or industries may change over time.

Principal Risks of the Fund

As with all investments, there are certain risks of investing in the Fund. There can be no assurance that the Fund’s investment objective will be achieved. Shares will change in value, and you could lose money by investing in the Fund. An investment in the Fund is neither a bank deposit nor insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Calculation Methodology Risk. The Index relies on various sources of information to assess the criteria of issuers included in the Index, including information that may be based on assumptions and estimates. Neither the Fund, the Adviser nor the Index Provider can offer assurances that the Index’s calculation methodology or sources of information will provide a correct valuation of securities, nor can they guarantee the availability or timeliness of the production of the Index.

Index Risk. The Fund will be negatively affected by general declines in the securities and asset classes represented in the Index. In addition, because the Fund is not “actively” managed, unless a specific security is removed from the Index, the Fund generally would not sell a security because the security’s issuer was in financial trouble, and the Fund does not take defensive positions in declining markets. Market disruptions and regulatory restrictions could have an adverse effect on the Fund’s ability to adjust its exposure to the required levels in order to track the Index. The Index Provider relies on third party data it believes to be reliable in constructing the Index, but it does not guarantee the accuracy or availability of such third party data, and there is also no guarantee with respect to the accuracy, availability or timeliness of the production of the Index.

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-	a share price less than $10,000 per share (USD),

-	earnings per share data available for the last trailing 12-month period,

-	Minimum market capitalization of $5 billion at time of index reconstitution,

-	Minimum liquidity of a quarter million shares average volume traded over the last six-month period,

-	Initial public offerings become eligible for inclusion, six months after trading,

The Index Provider is affiliated with the Adviser. The Index Provider publishes information regarding the market value of the Index. The quantitative requirements defined in the Index methodology to determine the index composition are run by EQM Indexes LLC (the Index administrator). The Index is calculated and published by Solactive AG (the Index calculation agent).

Investment Approach and Strategies. Given the XOUT U.S. Large Cap Fund’s investment objective of attempting to track the XOUT U.S. Large Cap Index, the Fund does not follow traditional methods of active management, which may involve buying and selling securities based upon analysis of economic and market factors. Rather, the Adviser employs a “passive management” – or indexing – investment approach to seek to achieve the XOUT U.S. Large Cap Fund’s investment objective.

The Fund generally will use a “replication” strategy to seek to achieve its investment objective, meaning it generally will invest in the Index components in approximately the same weighting that such components have within the Index at the applicable time. However, under various circumstances, it may not be possible or practicable to purchase all of the Index securities in the approximate Index weight. Some examples include if and when a stock becomes illiquid and is therefore difficult to trade, the price of a stock becomes extremely high or a stock is subject to a market disruption event. In these circumstances, the Fund may use a “representative sampling” strategy, meaning it may purchase a subset of the securities in the Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics as the Index.

Futures, Options on Futures and Securities Options. Futures contracts, options on futures and securities options may be used by the Fund to simulate investment in its Index, to facilitate trading or to reduce transaction costs. The Fund may enter into futures contracts and options on futures that are traded on a U.S. or non-U.S. futures exchange. The Fund will not use futures, options on futures or securities options for speculative purposes

The Adviser expects that, over time, the correlation between the Fund’s performance and that of the Index, before fees and expenses, will be 95% or better. A correlation percentage of 100% would indicate perfect correlation. If the Fund uses a replication strategy, it can be expected to have greater correlation to the Index than if it uses a representative sampling strategy.

Principal Risks of Investing in the Fund

Loss of money is a risk of investing in the Fund. The principal risks of the Fund are discussed in the summary sections of this prospectus. The following section provides additional information on the risks that apply to the Fund which may result in a loss of your investment. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Investors should carefully consider these risks before investing. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective.

The investment program of the Fund is speculative, entails substantial risks and includes alternative investment techniques not employed by traditional mutual funds. The Fund’s investment techniques (if they do not perform as designed) may increase the volatility of performance and the risk of investment loss, including the loss of the entire amount that is invested. Moreover, certain investment techniques which the Fund may employ in its investment program can increase the adverse impact to which the Fund’s investments may be subject. There is no assurance that the investment processes of the Fund will be successful, or that the techniques utilized therein will be implemented successfully or that they are adequate for their intended uses.

7

●	Securities Lending Risk— Securities lending involves a risk of loss because the borrower may fail to return the securities in a timely manner or at all. If the Fund is not able to recover the securities loaned, it may sell the collateral and purchase a replacement security in the market. Lending securities entails a risk of loss to the Fund if and to the extent that the market value of the loaned securities increases and the collateral is not increased accordingly. Additionally, the Fund will bear any loss on the investment of cash collateral it receives. These events could also trigger adverse tax consequences for the Fund. As securities on loan may not be voted by the Fund, there is also a risk that the Fund may not be able to recall the securities in sufficient time to vote on material proxy matters.

●	Secondary Listing Risk—The Fund’s Shares may be listed or traded on U.S. and non-U.S. stock exchanges other than the U.S. stock exchange where the Fund’s primary listing is maintained. There can be no assurance that the Fund’s Shares will continue to trade on any such stock exchange or in any market or that the Fund’s Shares will continue to meet the requirements for listing or trading on any exchange or in any market. The Fund’s Shares may be less actively traded in certain markets than in others, and investors are subject to the execution and settlement risks and market standards of the market where they or their broker direct their trades for execution. Certain information available to investors who trade Fund Shares on a U.S. stock exchange during regular U.S. market hours may not be available to investors who trade in other markets, which may result in secondary market prices in such markets being less efficient.

●	Stock Risk—Stock prices have historically risen and fallen in periodic cycles. U.S. stock markets have experienced periods of substantial price volatility in the past and may do so again in the future. Stock prices may fluctuate from time to time in response to the activities of individual companies and in response to general market and economic conditions. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments, and the stock prices of such companies may suffer a decline in response.

●	Tracking Error Risk—Tracking error is the divergence of the Fund’s performance from that of the Index. The performance of the Fund may diverge from that of the Index for a number of reasons. Tracking error may occur because of transaction costs, the Fund’s holding of cash, differences in accrual of dividends, changes to the Index or the need to meet new or existing regulatory requirements. Unlike the Fund, the returns of the Index are not reduced by investment and other operating expenses, including the trading costs associated with implementing changes to its portfolio of investments. The frequency at which the Index is rebalanced may result in higher trading costs for the Fund and, as a result, greater tracking error. Tracking error risk may be heightened during times of market volatility or other unusual market conditions. To the extent that the Fund calculates its NAV based on fair value prices and the value of the Index is based on securities’ closing prices (i.e., the value of the Index is not based on fair value prices), the Fund’s ability to track the Index may be adversely affected. Because the Index, unlike the Fund, is not required to comply with requirements of the Investment Company Act, the Fund may be required to deviate its investments from the component securities of the Index in order to comply with the Investment Company Act. In addition, the Fund may be required to deviate its investments from the securities and relative weightings of the Index to comply with the Investment Company Act, to meet the issuer diversification requirements of the Code applicable to regulated investment companies, or as a result of market restrictions or other legal reasons. The Fund’s investments may also vary from the securities of the Index due to the Fund’s inability to invest in certain securities as a result of legal and compliance restrictions applicable to the Fund and/or the Adviser and regulatory limits or other restrictions on securities that may be purchased by the Adviser and its affiliates. For tax efficiency purposes, the Fund may sell certain securities to realize losses, which will result in a deviation from the Index.

●	Trading Issues Risk—Trading in Shares on NYSE may be halted due to market conditions or for reasons that, in the view of NYSE, make trading in Shares inadvisable. In addition, trading in Shares on NYSE is subject to trading halts caused by extraordinary market volatility pursuant to NYSE’s “circuit breaker” rules. If a trading halt occurs, a shareholder may be unable to purchase or sell Shares. There can be no assurance that the requirements of NYSE necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

●	Valuation Risk—The sale price the Fund could receive for a security may differ from the Fund’s valuation of the security and may differ from the value used by the Index, particularly for securities that trade in low volume or volatile markets or that are valued using a fair value methodology. The Fund relies on various sources to calculate its NAV. The information may be provided by third parties that are believed to be reliable, but the information may not be accurate due to errors by such pricing sources, technological issues or otherwise. NAV calculation may also be impacted by operational risks arising from factors such as failures in systems and technology.

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Portfolio Holdings

Information about the Fund’s daily portfolio holdings is available at www.graniteshares.com. In addition, the Fund discloses its complete portfolio holdings as of the end of its fiscal year and its second fiscal quarter in its reports to shareholders. The Fund makes quarterly filings with the SEC on Form N-PORT, which replaced Form N-Q, the previous holdings form. The Form N-PORT filed for the first and third fiscal quarters includes the Fund’s complete portfolio holdings as of the end of the relevant fiscal period and is made publicly available no later than 60 days after the relevant fiscal period. You can find the SEC filings on the SEC’s website, www.sec.gov. A summarized description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in each of the Fund’s Statement of Additional Information (“SAI”). Information on how to obtain the SAI is on the inside back cover of this prospectus.

Fund Management

Adviser

GraniteShares Advisors LLC, the investment adviser to the Fund, is a Delaware limited liability company located at 205 Hudson Street, 7th Floor, New York, New York 10013. The Adviser provides investment advisory services to exchange-traded funds. The Adviser serves as investment adviser to the Fund with overall responsibility for the portfolio management of the Fund, subject to the supervision of the Board of Trustees (the “Board”) of the GraniteShares ETF Trust (the “Trust”). For its services, the Adviser receives a fee that is equal to [  ] per annum of the average daily net assets of the Fund, calculated daily and paid monthly.

Pursuant to the terms of the investment advisory agreement with respect to the Fund, the Adviser has agreed to pay all expenses of the Fund, subject to certain exceptions. For a detailed description of the investment advisory agreement with respect to the Fund, please see the “Investment Advisory and Other Services” section of the SAI.

The Adviser is a wholly-owned subsidiary of GraniteShares, Inc., a Delaware corporation. The Adviser has been a registered investment adviser since 2017 and has $[  ] assets under management as of the date of this prospectus.

A discussion regarding the basis for the Board’s approval of the investment advisory agreement with respect to the Fund will be available in the Trust’s semi-annual report to shareholders for the period ending December 31, 2019.

Portfolio Managers

Benoit Autier has been Chief Operating Officer & Head of Product at GraniteShares since 2017. Prior to joining GraniteShares, Mr. Autier started his career in 1999 at KPMG Audit in Paris before moving in 2003 to Ricol & Lasteyrie (member of the Ernst and Young Corporate Finance network). He joined ETF Securities in 2005, where he worked for over 10 years in London and New York. While at ETF Securities, Mr. Autier was Head of Product Management, overseeing the operation of more than 300 exchange-traded products. Between 2015 and 2016, Mr. Autier worked at the World Gold Council in New York, where he helped structure the SPDR® Long Dollar Gold Trust. Mr. Autier received a Master in Finance from the London Business School in 2005.

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Jeff Klearman has been Portfolio Manager at GraniteShares since 2017. Mr. Klearman has over 20 years of experience working as a trader, structurer, marketer and researcher. Most recently, Mr. Klearman was the Chief Investment Officer for Rich Investment Services, a company which created, listed and managed ETFs. Prior to Rich Investment Services, Mr. Klearman headed the New York Commodities Structuring desk at Deutsche Bank AG. From 2004 to 2007, Mr. Klearman headed the marketing and structuring effort for rates-based structured products at BNP Paribas in New York. Mr. Klearman worked at AIG Financial Products from 1994 to 2004 trading rates-based volatility products as well as marketing and structuring. Mr. Klearman received his MBA in Finance from NYU Stern School of Business and his Bachelor of Science in Chemical Engineering from Purdue University.

Each Portfolio Manager’s base salary is determined by level of responsibility and tenure at the Adviser. The level of the discretionary bonus is determined by the Adviser based upon a number of factors, including the Adviser’s profitability, the expansion work and effort of the Portfolio Manager, the involvement of the Portfolio Manager in the investment management functions of the Adviser, the Portfolio Manager’s role in the development of other investment professionals and the Portfolio Manager’s work relationship with support staff, and the Portfolio Manager’s overall contribution to strategic planning.

As of the date of this SAI, the Portfolio Managers did not beneficially own shares of the Fund.

As of the date of this SAI, the Portfolio Managers managed the following accounts.

Other Accounts Managed (excluding the Fund)
Fund	Portfolio Manager	Number and Type of Account	Approximate Total Net Assets	Performance Based Accounts
GraniteShares XOUT U.S. Large Cap ETF	Benoit Autier	3 RICs 0 PIVs 0 other accounts	$80 million $0 million $0 million	None
	Jeff Klearman	3 RICs 0 PIVs 0 other accounts	$80 million $0 million $0 million	None

The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed, and ownership of Fund shares.

Buying and Selling Shares

The Fund issues and redeem shares at net asset value only in a large specified number of shares each called a “Creation Unit,” or multiples thereof. A Creation Unit consists of 50,000 shares. Fund shares are listed for secondary trading on NYSE Arca, Inc. (the “Exchange”). When you buy or sell the Fund’s shares on the secondary market, you will pay or receive the market price. You may incur customary brokerage commissions and charges and may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. The shares will trade on the Exchange at prices that may differ to varying degrees from the daily net asset value (“NAV”) of the shares. The Exchange is generally open Monday through Friday and is closed weekends and the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

NAV per share for the Fund is computed by dividing the value of the net assets of the Fund (i.e., the value of its total assets less total liabilities) by its total number of shares outstanding. Expenses and fees, including management and distribution fees, if any, are accrued daily and taken into account for purposes of determining NAV. NAV is determined each business day, normally as of the close of regular trading of the Exchange ordinarily 4:00 p.m., Eastern time).

When determining NAV, the value of the Fund’s portfolio securities or other instruments is based on market prices of the securities or other instruments, which generally means a valuation obtained from an exchange or other market (or based on a price quotation or other equivalent indication of the value supplied by an exchange or other market) or a valuation obtained from an independent pricing service. If a security or other instrument’s market price is not readily available or does not otherwise accurately reflect the fair value of the security or other instrument, the security or other instrument will be valued by another method that the Board believes will better reflect fair value in accordance with the Trust’s valuation policies and procedures. Fair value pricing may be used in a variety of circumstances, including, but not limited to, situations when the value of a security or other instrument in the Fund’s portfolio has been materially affected by events occurring after the close of the market on which the security or other instrument is principally traded but prior to the close of the Exchange (such as in the case of a corporate action or other news that may materially affect the price of a security) or trading in a security or other instrument has been suspended or halted. Accordingly, the Fund’s NAV may reflect certain portfolio securities’ fair values rather than their market prices.

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The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities or soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated August [  ], 2019

Statement of Additional Information

GRANITESHARES FUND	NYSE ARCA, INC. TICKER SYMBOL
GraniteShares XOUT U.S. Large Cap ETF	XOUT

A series of GraniteShares ETF Trust (the “Trust”)

[●], 2019

Investment Adviser:

GraniteShares Advisors LLC

This Statement of Additional Information (“SAI”) is not a prospectus. With respect to the Trust’s series listed above, the SAI should be read in conjunction with the prospectus, dated [●], 2019, as amended and supplemented from time to time (the “Prospectus”). Capitalized terms used herein that are not defined have the same meaning as in the Prospectus, unless otherwise noted. A copy of the Prospectus may be obtained without charge, by writing to the Fund’s distributor, Foreside Fund Services, LLC (the “Distributor”), Three Canal Plaza, Suite 100, Portland, Maine 04101, by visiting the Trust’s website at www.graniteshares.com, or by calling 844-GRN-TSHR (844-476-8747). The Prospectus is incorporated by reference into this SAI.

References to the Investment Company Act of 1940, as amended (the “Investment Company Act” or the “1940 Act”), or other applicable law, will include any rules promulgated thereunder and any guidance, interpretations or modifications by the Securities and Exchange Commission (the “SEC”), SEC staff or other authority with appropriate jurisdiction, including court interpretations, and exemptive, no action or other relief or permission from the SEC, SEC staff or other authority.

Individual Trustee Qualifications. The Trust has concluded that each of the Trustees should serve on the Board because of their ability to review and understand information about the Fund provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Fund, and to exercise their business judgment in a manner that serves the best interests of the Fund’s shareholders. The Trust has concluded that each of the Trustees should serve as a Trustee based on their own experience, qualifications, attributes and skills as described below.

William Rhind is the founder and CEO of GraniteShares, Inc., an independent ETF company based in New York. Prior to GraniteShares, Mr. Rhind was CEO of World Gold Trust Services LLC, part of the World Gold Council. Prior to joining the World Gold Council in 2013, Mr. Rhind was a senior executive at ETF Securities, from 2007 to 2013. He was also formerly a Principal at iShares. Mr. Rhind is a graduate of the University of Bath, in England.

Steven Smyser is the CFO at Packet Host, Inc., a company that offers cloud storage and computing solution. The company owns its own servers in over 30 locations. He is also the founder of Silver Horse Capital Partners, LLC, although the trading activity has been limited due to Mr. Smyser’s work at Packet Host, Inc. He previously worked as a Director at Citi trading equity derivatives until 2013. In this role, he covered a collection of the largest customers of the firm and was responsible for various proprietary stock and option trading strategies. During his 14-year tenure at Citi, Mr. Smyser also held various risk management roles in both the Fixed Income and Equities divisions. Prior to joining Citi, he worked at Freddie Mac on the mortgage-backed securities trading desk. Mr. Smyser graduated Magna Cum Laude from James Madison University with a B.B.A. in International Business and a minor in Economics and French.

Seddik Meziani is a professor of finance at Montclair State University, NJ, and the Soliciting Editor of The Journal of Index Investing. He received a Ph.D from Rensselaer Polytechnic Institute and an MBA from New York University. He has authored three ETF books and authored or coauthored 32 peer reviewed articles, along with editorials, commentaries and other articles in newspapers, magazines and trade journals. Dr. Meziani is also a consultant and speaker. He is frequently quoted by the media on ETF topics and speaks regularly at industry conferences.

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Board Committees

The Board has established the following standing committees:

Audit Committee. The Board has a standing Audit Committee that is composed of 100% of the Independent Trustees of the Trust. The Audit Committee operates under a written charter approved by the Board. The principal responsibilities of the Audit Committee include: recommending which firm to engage as the Fund’s independent registered public accounting firm and whether to terminate this relationship; reviewing the independent registered public accounting firm’s compensation, the proposed scope and terms of its engagement, and the firm’s independence; pre-approving audit and non-audit services provided by the Fund’s independent registered public accounting firm to the Trust and certain other affiliated entities; serving as a channel of communication between the independent registered public accounting firm and the Trustees; reviewing the results of each external audit, including any qualifications in the independent registered public accounting firm’s opinion, any related management letter, management’s responses to recommendations made by the independent registered public accounting firm in connection with the audit, reports submitted to the Committee by the internal auditing department of the Trust’s Administrator (as defined below) that are material to the Trust as a whole, if any, and management’s responses to any such reports; reviewing the Fund’s audited financial statements and considering any significant disputes between the Trust’s management and the independent registered public accounting firm that arose in connection with the preparation of those financial statements; considering, in consultation with the independent registered public accounting firm and the Trust’s senior internal accounting executive, if any, the independent registered public accounting firms’ report on the adequacy of the Trust’s internal financial controls; reviewing, in consultation with the Fund’s independent registered public accounting firm, major changes regarding auditing and accounting principles and practices to be followed when preparing the Fund’s financial statements; and other audit related matters. All of the Independent Trustees currently serve as members of the Audit Committee. The Audit Committee also acts as the Trust’s qualified legal compliance committee. The Audit Committee held 2 meetings during the fiscal year ended June 30, 2019.

Nominating Committee. The Board has a standing Nominating Committee that is composed of 100% of the Independent Trustees of the Trust. The Nominating Committee operates under a written charter approved by the Board. The principal responsibility of the Nominating Committee is to consider, recommend and nominate candidates to fill vacancies on the Trust’s Board, if any. The Nominating Committee generally will not consider nominees recommended by shareholders. All of the Independent Trustees currently serve as members of the Nominating Committee. The Nominating Committee did not hold meetings during the fiscal year ended June 30, 2019.

Valuation Committee. The Board also has established a Valuation Committee that may be comprised of representatives from the Adviser, representatives from the Administrator (as defined below), counsel to the Fund, and/or members of the Board. The Valuation Committee operates under procedures approved by the Board. The Valuation Committee is responsible for the valuation and revaluation of any portfolio investments for which market quotations or prices are not readily available. The members of the Valuation Committee are William Rhind and two representatives from the Adviser: Benoit Autier and Jeff Klearman. The Valuation Committee did not hold meetings during the fiscal year ended June 30, 2019.

Ownership of Shares

The following table shows the dollar amount ranges of each Trustee’s “beneficial ownership” of Shares of the Fund and in all registered investment companies in the Fund Complex. Dollar amount ranges disclosed are established by the SEC. “Beneficial ownership” is determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 (the “1934 Act”). The Trustees and officers of the Trust own less than 1% of the outstanding Shares of the Trust.

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Name	Dollar Range of Shares	Aggregate Dollar Range of Shares (All Funds in the Complex)
	Interested Trustees
William Rhind	0	0
	Interested Trustees
Steven James Smyser	0	0
Seddik Meziani	0	0

Compensation of the Trustees

The Trustees received the following compensation, paid by the Trust, during the fiscal year ended June 30, 2019.

Name	Aggregate Compensation	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Trust and Fund Complex
	Interested Trustees
William Rhind	$0	$0	$0	$0
	Interested Trustees
Steven James Smyser	$10,000	$0	$0	$10,000
Seddik Meziani	$10,000	$0	$0	$10,000

Codes of Ethics

The Trust, the Adviser, and the Distributor have each adopted codes of ethics pursuant to Rule 17j-1 of the 1940 Act. These codes of ethics are designed to prevent affiliated persons of the Trust, the Adviser and the Distributor from engaging in deceptive, manipulative or fraudulent activities in connection with securities held or to be acquired by the Fund (which may also be held by persons subject to the codes of ethics). The Trust and Adviser codes of ethics prohibit personnel of the Adviser and the Distributor from investing in securities that may be purchased or held by the Fund.

There can be no assurance that the codes of ethics will be effective in preventing such activities. Each code of ethics has been filed with the SEC and may be examined at the office of the SEC in Washington, D.C. or on the Internet at the SEC’s website at http://www.sec.gov.

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6.	Social and Corporate Policy Issues: The Adviser generally gives management discretion with regard to social, environmental and ethical issues, although it may vote in favor of those issues that are believed to have significant economic benefits or implications.

Although the Guidelines are followed as a general policy, certain issues are considered on a case-by-case basis based on the relevant facts and circumstances.

Because of the limited scope of the business of the Adviser and its affiliates, the Adviser does not expect conflicts between the interests of the Adviser and those of its clients with respect to voting proxies to arise frequently. In situations where there may be a conflict of interest in the voting of proxies due to business or personal relationships that the Adviser maintains with persons having an interest in the outcome of certain votes, the Adviser takes appropriate steps to ensure that its proxy voting decisions are made in the best interest of its clients and are not the product of such conflict. When the Adviser becomes aware of any vote that presents a conflict, the conflict will be reported to the Adviser’s chief compliance officer. The Adviser’s chief compliance officer will work with senior management to identify the source of the conflict and implement measures to address the conflict. If a material conflict exists, the Adviser will address the voting issue through objective means such as voting in a manner consistent with a pre-determined voting policy or receiving an independent third-party voting recommendation.

The Trust is required to disclose annually the Fund’s complete proxy voting record on Form N-PX covering the period July 1 through June 30 and file it with the SEC no later than August 31. Information on how the Fund voted proxies relating to portfolio securities during the most recent 12-month period is available (i) without charge, upon request, by calling 1-844-764-6825 and (ii) on the SEC’s website at www.sec.gov.

Investment Advisory and Other Services

GraniteShares Advisors LLC, a Delaware limited liability company located at 205 Hudson Street, 7th Floor, New York, New York 10013, serves as the investment adviser to the Fund. William Rhind, a Trustee, Chairman of the Board, and officer of the Trust, controls the Adviser due to his ownership of shares of, and his position as CEO of, GraniteShares, Inc., the owner of the Adviser.

The Trust and the Adviser have entered into an investment advisory agreement (the “Advisory Agreement”) with respect to the Fund. Under the Advisory Agreement, the Adviser serves as the investment adviser, makes investment decisions for the Fund, and manages the investment portfolios of the Fund, subject to the supervision of, and policies established by, the Board. The Advisory Agreement provides that the Adviser shall not be protected against any liability to the Trust or its shareholders by reason of willful misfeasance, bad faith or gross negligence generally in the performance of its duties, or its reckless disregard of its obligation and duties, under the Advisory Agreement.

After the initial two-year term, the continuance of the Advisory Agreement must be specifically approved at least annually: (i) by the vote of the Trustees or by a vote of the shareholders of the Fund; and (ii) by the vote of a majority of the Trustees who are not parties to the Advisory Agreement or “interested persons” or of any party thereto, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement will terminate automatically in the event of its assignment, and is terminable at any time without penalty by the Trustees of the Trust or, with respect to the Fund, by a majority of the outstanding voting securities of the Fund, or by the Adviser on not more than 60 days’ nor less than 30 days’ written notice to the Trust. As used in the Advisory Agreement, the terms “majority of the outstanding voting securities,” “interested persons” and “assignment” have the same meaning as such terms in the 1940 Act.

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